RAI Acquisition Corp.
One Crescent Drive, Suite 203
Navy Yard Corporate Center
Philadelphia, PA 19112

VIA EDGAR

March 26, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 3720
Washington, D.C. 20549
Attn: Larry Spirgel

Re:           RAI Acquisition Corp.
Registration Statement on Form S-1 (File No. 333-148491)

Ladies and Gentlemen:

RAI Acquisition Corp. (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), that the registration statement on Form S-1 (File No. 333-148491), and all amendments and exhibits thereto (the "Registration Statement"), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement because it has determined not to proceed with the public offering contemplated by the Registration Statement due to unfavorable market conditions for initial public offerings.  None of the Company's securities was sold in connection with any offering pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please fax a copy of the written order consenting to the withdrawal as soon as it is available to the attention of the undersigned at 215-546-5388 with a copy to the attention of the Company's counsel, Mark Rosenstein, at 215-735-2513.

Should you have any questions regarding this application, please contact the undersigned at 215-546-5005.

Very truly yours,

RAI Acquisition Corp.

Date: March 26, 2009	By:	/s/ Jeffrey F. Brotman
Name: Jeffrey F. Brotman
Title: Executive Vice President and Secretary